SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of January 2011
Commission File Number 1-15028
China Unicom (Hong Kong) Limited
(Exact Name of Registrant as Specified in Its Charter)
75/F, The Center,
99 Queen’s Road Central, Hong Kong
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑       Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐.)
(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐.)
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐       No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

EXHIBITS

FORWARD-LOOKING STATEMENTS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement in relation to the Agreement to Enhance the Strategic Alliance with Telefónica.
FORWARD-LOOKING STATEMENTS
This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to the Company’s competitive position; the Company’s business strategies and plans, including those relating to the Company’s networks, services and products, as well as sales and marketing, in particular, such networks, services, products, sales and marketing in respect of the Company’s 3G business; the Company’s future business condition, future financial results, cash flows, financing plans and dividends; the future growth of market demand of, and opportunities for, the Company’s new and existing products and services, in particular, 3G services; future regulatory and other developments in the PRC telecommunications industry; and the results of the Company’s cooperation and strategic alliance with Telefónica.
The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements.
The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:
•
changes in the regulatory regime and policies for the PRC telecommunications industry, including changes in the regulatory policies of the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of 3G licenses by the central government of the PRC;

•	effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, 3G services;

•
competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of competition on the demand and price of the Company’s telecommunications services;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	effects of the Company’s restructuring and integration following the completion of the Company’s merger with China Netcom Group Corporation (Hong Kong) Limited;

•	effects of the Company’s adjustments in its business strategies relating to the personal handyphone system, or PHS, business;

•	effects of the Company’s acquisition from its parent companies of certain telecommunications business and assets, including the fixed-line business in 21 provinces in southern China, in January 2009;

•	changes in the assumptions upon which the Company have prepared its projected financial information and capital expenditure plans;

•
changes in the political, economic, legal and social conditions in the PRC, including the PRC Government’s policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry; and

•	the recovery from the recent global economic downturn inside and outside the PRC.
Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED (Registrant)
Date: January 24, 2011	By:	/s/ Chang Xiaobing
		Name:	Chang Xiaobing
		Title:	Chairman and Chief Executive Officer

Exhibit 1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities. This announcement is not an offer for sale or a sale of the Company’s shares or ADSs in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act.

(incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
Financial Advisor to the Company
AGREEMENT TO ENHANCE THE STRATEGIC ALLIANCE WITH TELEFÓNICA
This announcement is made pursuant to Rule 13.09(1) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
The Board is pleased to announce that on 23 January 2011, with a view to enhancing further the existing strategic alliance between China Unicom (Hong Kong) Limited (the “Company”) and Telefónica, S.A. (“Telefónica”), the Company and Telefónica have agreed that:
(a)
Telefónica shall purchase such number of ordinary shares of HK$0.10 each in the capital of the Company (“China Unicom Shares”) for the aggregate consideration of US$500,000,000 through acquisition from third parties, executed at such price(s) and at such time(s), in such manner and in such number of transaction(s) as Telefónica may determine within a nine-month period after the date of the signing of the Agreement; and

(b)
the Company shall acquire and Telefónica shall sell to the Company 21,827,499 ordinary shares of EUR1.00 each in the capital of Telefónica and listed on the Spanish Stock Exchange repurchased by and held in treasury by Telefónica itself (“Telefónica Treasury Shares”) (the “China Unicom Acquisition”) in one transaction for an aggregate purchase price for all Telefónica Treasury Shares of EUR374,559,882.84;

as set out in an Agreement to Enhance the Strategic Alliance (the “Agreement”) entered into by the Company and Telefónica on 23 January 2011.
Pursuant to the Agreement, the number of Telefónica Treasury Shares was arrived at by dividing EUR374,559,882.84 (being the equivalent amount of US$500,000,000 computed on the basis of the agreed exchange rate between Euro and US dollar amount at EUR1.00 to US$1.3349, being the exchange rate for the daily fixing of EUR with USD as published by the European Central Bank on 14 January 2011) by EUR17.16, being the price per share calculated based on the arithmetic average of the closing prices per ordinary share of Telefónica (“Telefónica Ordinary Shares”), computed to two decimal places, as shown on the Bloomberg Screen by the ticker “TEF SM Equity HP” for the thirty consecutive days in which the Telefónica Ordinary Shares were traded on the Madrid Stock Exchange immediately preceding (and including) 14 January 2011.

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The China Unicom Acquisition is expected to complete on or before 27 January 2011.
China International Capital Corporation Hong Kong Securities Limited is the financial adviser to the Company in connection with the transaction contemplated under the Agreement.
Shareholding Interests of the Company and Telefónica in Each Other
Following the completion of the China Unicom Acquisition, the Company’s interest in Telefónica will increase from 40,730,735 Telefónica Ordinary Shares representing 0.89% of the issued share capital of Telefónica to 62,558,234 Telefónica Ordinary Shares representing 1.37% of the issued share capital of Telefónica.
As at the date of the Agreement, Telefónica was interested in 1,972,315,708 China Unicom Shares representing 8.37% of the issued share capital of the Company.
Enhancement of Strategic Alliance
Since the Company and Telefónica entered into a Strategic Alliance Agreement in September 2009, the parties have made progress in the agreed areas of cooperation, in particular the procurement, expansion of and service to multi-national customers, coordination and cooperation in international telecommunications organisations, network design and optimization as well as joint management training.
By entering into the Agreement, the Company and Telefónica have agreed to enhance the strategic alliance and to deepen the cooperation in procurement, mobile service platforms, service to multi-national customers, wholesale carriers, roaming, technology/research and development, international business development, cooperation and the sharing of best practices.
Board Representation of the Company on the Telefónica Board
To the extent not prohibited under applicable laws and by-laws of Telefónica and subject to the completion of the China Unicom Acquisition and the Company maintaining an aggregate interest in Telefónica Ordinary Shares held (and acquired) by the Company as a result of the China Unicom Acquisition and the closing of the Subscription Agreement entered into by Telefónica and the Company on 6 September 2009, Telefónica has agreed to propose at its next general shareholders’ meeting the appointment of an individual designated by the Company as a director to the board of directors of Telefónica.
General
Shareholders, holders of ADSs and potential investors are advised to exercise caution when dealing in the shares, ADSs and other securities of the company.
As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Zuo Xunsheng and Tong Jilu
Non-executive Director:	Cesareo Alierta Izuel
Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Timpson Chung Shui Ming and Cai Hongbin

By Order of the Board
CHINA UNICOM (HONG KONG) LIMITED
CHU KA YEE
Company Secretary

Hong Kong, 23 January 2011

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